SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                             MCM Capital Group, Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
                         (Title of Class of Securities)

                                    55269B105
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [_] Rule 13d-1(b)

         [_] Rule 13d-1(c)

         [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  55269B105

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1.    Name of Reporting Person                     Madison West Associates Corp.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

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2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

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3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       Delaware

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Number of Shares         (5) Sole Voting Power                   0
Beneficially             (6) Shared Voting Power                 603,787
Owned by Each            (7) Sole Dispositive Power              0
Reporting Person         (8) Shared Dispositive Power            603,787

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            603,787

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10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9            8.4%

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12.   Type of Reporting Person                                   C0

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                                  Page 2 of 14

CUSIP No.  55269B105

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1.    Name of Reporting Person                     Triarc Companies, Inc.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

--------------------------------------------------------------------------------

2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

--------------------------------------------------------------------------------

3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       Delaware

--------------------------------------------------------------------------------

Number of Shares         (5) Sole Voting Power                   100,000
Beneficially             (6) Shared Voting Power                 603,787
Owned by Each            (7) Sole Dispositive Power              100,000
Reporting Person         (8) Shared Dispositive Power            603,787

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            703,787

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9            9.7%

--------------------------------------------------------------------------------

12.   Type of Reporting Person                                   CO

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                                  Page 3 of 14

CUSIP No.  55269B105

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1.    Name of Reporting Person                     Nelson Peltz
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

--------------------------------------------------------------------------------

2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

--------------------------------------------------------------------------------

3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------

Number of Shares         (5) Sole Voting Power                   0
Beneficially             (6) Shared Voting Power                 1,285,097
Owned by Each            (7) Sole Dispositive Power              0
Reporting Person         (8) Shared Dispositive Power            1,285,097

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            1,285,097

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9            17.6%

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12.   Type of Reporting Person                                   IN

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                                  Page 4 of 14

CUSIP No.  55269B105

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1.    Name of Reporting Person                     Peter W. May
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

--------------------------------------------------------------------------------

2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

--------------------------------------------------------------------------------

3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------

Number of Shares         (5) Sole Voting Power                   0
Beneficially             (6) Shared Voting Power                 994,441
Owned by Each            (7) Sole Dispositive Power              0
Reporting Person         (8) Shared Dispositive Power            994,441

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            994,441

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9            13.6%

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12.   Type of Reporting Person                                   IN

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                                  Page 5 of 14

CUSIP No.  55269B105

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1.    Name of Reporting Person                     Neale M. Albert
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

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2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

--------------------------------------------------------------------------------

3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       United States

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Number of Shares         (5) Sole Voting Power                   0
Beneficially             (6) Shared Voting Power                 871,964
Owned by Each            (7) Sole Dispositive Power              0
Reporting Person         (8) Shared Dispositive Power            871,964

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            871,964

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9            12.1%

--------------------------------------------------------------------------------

12.   Type of Reporting Person                                   IN

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                                  Page 6 of 14

CUSIP No.  55269B105

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1.    Name of Reporting Person                     DWG Acquisition Group, L.P.
      S.S. or I.R.S. Identifica-
      tion No. of Above Person

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2.    Check the Appropriate Box                                  (a) [_]
      if a Member of a Group                                     (b) [X]

--------------------------------------------------------------------------------

3.    S.E.C. Use Only

--------------------------------------------------------------------------------

4.    Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------

Number of Shares         (5) Sole Voting Power                   0
Beneficially             (6) Shared Voting Power                 703,787
Owned by Each            (7) Sole Dispositive Power              0
Reporting Person         (8) Shared Dispositive Power            703,787

--------------------------------------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person

            703,787

--------------------------------------------------------------------------------

10.   Check if the Aggregate Amount in Row (9) Excludes Certain
      Shares                                                     [_]

--------------------------------------------------------------------------------

11.   Percent of Class Represented by Amount in Row 9             9.7%

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12.   Type of Reporting Person                                   PN

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                                  Page 7 of 14

ITEM 1

         (a)      Name of Issuer

                  MCM Capital Group, Inc.

         (b)      Address of Issuer's Principal Executive Offices

                  500 West First Street
                  Hutchinson, KS 67501-5222


ITEM 2

         (a)      Name of Persons Filing

                  Madison West Associates, Corp. ("Madison West")
                  Triarc Companies, Inc. ("Triarc")
                  Nelson Peltz ("Peltz")
                  Peter W. May ("May")
                  Neale M. Albert ("Albert")
                  DWG Acquisition Group, L.P. ("DWG")

         (b)      Address of Principal Business Office or, if none, residence

                  For all filers (other than Mr. Albert):
                  c/o Triarc Companies, Inc.
                  280 Park Avenue
                  New York, NY  10017

                  For Mr. Albert:

                  c/o Paul, Weiss, Rifkind, Wharton & Garrison
                  1285 Avenue of the Americas
                  New York, NY  10019

         (c)      Citizenship

                  Madison West and Triarc are Delaware corporations. Messrs. Peltz, May and Albert are United States citizens. DWG is a Delaware limited partnership.

         (d)      Title of Class of Securities

                  Common Stock, par value $.01 per share ("MCM Common Stock")

         (e)      CUSIP Number

                   55269B105


ITEM 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a) [_] Broker dealer registered under section 15 of the Act
                          (15 U.S.C. 780).

                  (b) [_] Bank as defined in section 3 (a) (6) of the Act
                          (15 U.S.C. 78c).

                  (c) [_] Insurance company as fined in section 3(a) (19) of the Act (15 U.S.C. 78c).

                  (d) [_] Investment company registered under section 8 of
                          the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [_] An investment adviser in accordance with
                          240.13d-1(b)(1)(ii)(E);

                  (f) [_] An employee benefit plan or endowment fund in
                          accordance with 240.13d-1(b)(1)(ii)(G);

                  (g) [_] A parent holding company or control person in
                          accordance with 240.13d-1(b)(1)(ii)(G);

                  (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c) (14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [_] Group, in accordance with 240.13d


ITEM 4            Ownership

                  Provide the following information regarding the aggregate number and percent of the class of securities of the issuer identified in Item 1.

                  (a)  Amount Beneficially Owned:

                       1,575,751

                  (b)  Percent of Class:

                       21.6%

                  (c)  Number of shares as to which such person has:

                        (i) Sole power to vote or to direct the vote:

                                 100,000

                       (ii) Shared power to vote or to direct the vote:

                                 1,475,751

                      (iii) Sole power to dispose or to direct the disposition
                            of:

                                 100,000

                       (iv) Shared power to dispose or to direct the disposition
                            of:

                                 1,475,751

                       The following persons directly own shares of MCM Common
          Stock:

                       (a) Madison West owns 603,787 shares of MCM Common Stock;

                       (b) The Nelson Peltz Children's Trust owns 581,310 shares of MCM Common Stock;

                       (c) The Jonathan P. May 1998 Trust owns 145,327 shares of MCM Common Stock; and

                       (d) The Leslie A. May 1998 Trust owns 145,327 shares of MCM Common Stock.

                       The other filing persons are deemed beneficial owners of at least 5% of MCM Common Stock as follows:

                       (a) Triarc has been issued warrants to purchase up to 100,000 shares of MCM Common Stock. Madison West is a wholly owned subsidiary of Triarc. As a result, Triarc may be deemed to be the indirect beneficial owner of the 603,787 shares of MCM Common Stock directly owned by Madison West in addition to the 100,000 shares of MCM Common Stock that Triarc beneficially owns as a result of the warrant that Triarc was issued. Triarc disclaims beneficial ownership of the 603,787 shares of MCM Common Stock directly owned by Madison West;

                       (b) As a co-trustee of each of the Nelson Peltz Children's Trust, the Jonathan P. May 1998 Trust and the Leslie A. May 1998 Trust, Mr. Albert shares voting and dispositive power over the 581,310 shares of MCM Common Stock directly owned by the Nelson Peltz Children's Trust, the 145,327 shares of MCM Common Stock directly owned by the Jonathan P. May 1998 Trust and the 145,327 shares of MCM Common Stock directly owned by the Leslie A. May 1998 Trust. As a result, Mr. Albert may be deemed the beneficial owner of such shares. Mr. Albert disclaims beneficial ownership of such shares;

                       (c) As a co-trustee of the Nelson Peltz Children's Trust, Mr. Peltz shares voting and dispositive power over the 581,310 shares of MCM Common Stock directly owned by the Nelson Peltz Children's Trust. As the indirect beneficial owner of approximately 34.9% of the outstanding voting common stock of Triarc, Mr. Peltz shares voting and dispositive power over the 703,787 shares of MCM Common Stock beneficially owned by Triarc (the 603,787 shares directly owned by Madison West and the 100,000 shares issuable to Triarc upon exercise of the warrant). As a result, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 581,310 shares of MCM Common Stock directly owned by the Nelson Peltz Children's Trust and (ii) the 703,787 shares of MCM Common Stock beneficially owned by Triarc. Mr. Peltz disclaims beneficial ownership of such shares;

                       (d) As a co-trustee of each of the Jonathan P. May 1998 Trust and the Leslie A. May 1998 Trust, Mr. May shares voting and dispositive power over the 145,327 shares of MCM Common Stock directly owned by the Jonathan P. May 1998 Trust and the 145,327 shares of MCM Common Stock directly owned by the Leslie A. May 1998 Trust. As the indirect beneficial owner of approximately 33.5% of the outstanding voting common stock of Triarc, Mr. May shares voting and dispositive power over the 703,787 shares of MCM Common Stock beneficially owned by Triarc (the 603,787 shares directly owned by Madison West and the 100,000 shares issuable to Triarc upon exercise of the warrant). As a result, Mr. May may be deemed the indirect beneficial owner of (i) the 145,327 shares of MCM Common Stock directly owned by the Jonathan P. May 1998 Trust, (ii) the 145,327 shares of MCM Common Stock directly owned by the Leslie A. May 1998 Trust and (iii) the 703,787 shares of MCM Common Stock beneficially owned by Triarc. Mr. May disclaims beneficial ownership of such shares;

                       (e) As the direct beneficial owner of approximately 30.2% of the outstanding voting common stock of Triarc, DWG shares voting and dispositive power over the 703,787 shares of MCM Common Stock beneficially owned by Triarc (the 603,787 shares directly owned by Madison West and the 100,000 shares issuable to Triarc upon exercise of the warrant). As a result, DWG may be deemed the indirect beneficial owner of 703,787 shares of MCM Common Stock beneficially owned by Triarc. DWG disclaims beneficial ownership of such shares.


ITEM 5    Ownership of Five Percent or Less of a Class

                       (a) Not applicable.


ITEM 6    Ownership of More than Five Percent on Behalf of Another Person

                       (a) 581,310 shares of MCM Common Stock reported herein as beneficially owned by Messrs. Peltz and Albert are directly owned by the Nelson Peltz Children's Trust, which has the right to receive dividends from, or the proceeds from the sale of, such dividends.

                       (b) 145,327 shares of MCM Common Stock reported herein as beneficially owned by Messrs. May and Albert are directly owned by the Jonathan P. May 1998 Trust, which has the right to receive dividends from, or the proceeds from the sale of such dividends.

                       (c) 145,327 shares of MCM Common Stock reported herein as beneficially owned by Messrs. May and Albert are directly owned by the Leslie A. May 1998 Trust, which has the right to receive dividends from, or the proceeds from the sale of, such dividends.


ITEM 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

          Not applicable.


ITEM 8    Identification and Classification of Members of the Group

          Not applicable.


ITEM 9    Notice of Dissolution of Group

          Not applicable.

ITEM 10   Certification

          Not applicable.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I the following certify that the information set forth in this statement is true, complete and correct.


Date:   February 14, 2000


                                         MADISON WEST ASSOCIATES CORP.


                                         By: /s/ John L. Barnes, Jr.
                                            ------------------------------
                                            John L. Barnes, Jr.
                                            President


                                         TRIARC COMPANIES, INC.


                                         By: /s/ John L. Barnes, Jr.
                                            ------------------------------
                                            John L. Barnes, Jr.
                                            Executive Vice President


                                            /s/ NELSON PELTZ
                                            ------------------------------
                                            Nelson Peltz


                                            /s/ PETER W. MAY
                                            ------------------------------
                                            Peter W. May


                                            /s/ NEALE M. ALBERT
                                            ------------------------------
                                            Neale M. Albert

                                         DWG ACQUISITION GROUP, L.P.


                                         By: /s/ NELSON PELTZ
                                            ------------------------------
                                            Nelson Peltz
                                            General Partner


                                         By: /s/ PETER W. MAY
                                            ------------------------------
                                            Peter W. May
                                            General Partner